Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: September 20, 2021

The following press release was issued by Live Oak Acquisition Corp. II on September 20, 2021.

Live Oak Acquisition Corp. II Announces Effectiveness of Registration

Statement and a Special Meeting Date of October 12, 2021 in Connection

with its Proposed Business Combination with Navitas Semiconductor

DUBLIN, Ireland and MEMPHIS, Tenn., September 20, 2021— Live Oak Acquisition Corp. II (NYSE: LOKB) (“Live Oak II”), today announced that its registration statement on Form S-4 (the “Registration Statement”) filed in connection with its previously announced proposed business combination (the “Business Combination”) with Navitas Semiconductor Limited (“the Company” or “Navitas”), the industry leader in GaN power integrated circuits (“ICs”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Live Oak II, Navitas and the Business Combination.

“We’re looking forward to life as NVTS, and accelerating our efforts to ‘Electrify our WorldTM’ via next-generation gallium nitride power ICs that address mobile, consumer, enterprise, renewable sand EV markets estimated at over $13B by 2026,” said Gene Sheridan, Navitas’ CEO and co-founder.

“The Live Oak II management team and board of directors are excited to have achieved this very important milestone towards a successful completion of Live Oak II’s Business Combination with Navitas,” said Rick Hendrix, Live Oak II’s CEO and director.

Live Oak II also announced today a record date of September 13, 2021 (the “Record Date”) and a meeting date of October 12, 2021 for its special meeting of stockholders (the “Special Meeting”) to approve the Business Combination. The closing of the Business Combination is subject to approval by Live Oak II’s stockholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting.

Upon closing, the combined company is expected to be listed on the Nasdaq Global Market with its common stock and warrants trading under the new ticker symbols, “NVTS” and “NVTSW”, respectively.

The meeting will be held at 10:00 am Eastern Time, on October 12, 2021 via live webcast at https://www.cstproxy.com/liveoakacqii/2021. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement. Live Oak II recommends all stockholders vote in advance of the Special Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt.

Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares of Common Stock You Own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing LOKB.info@investor.morrowsodali.com.

About Navitas

Navitas Semiconductor Limited is the industry leader in GaN power IC’s, founded in 2014. Navitas has a strong and growing team of power semiconductor industry experts with a combined 300 years of experience in materials, devices, applications, systems and marketing, plus a proven record of innovation with over 200 patents among its founders. GaN power ICs integrate GaN power with drive, control and protection to enable faster charging, higher power density and greater energy savings for mobile, consumer, enterprise, eMobility and new energy markets. Over 130 Navitas patents are issued or pending, and over 25 million GaNFast power ICs have been shipped with zero reported field failures.

About Live Oak Acquisition Corp. II

Live Oak II raised $253 million in December 2020, and its units, Class A common stock and warrants are listed on the NYSE under the tickers “LOKB.U,” “LOKB” and LOKB WS,” respectively. Live Oak II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Live Oak II is led by an experienced team of managers, operators and investors who have played important roles in helping build and grow profitable public and private businesses, both organically and through acquisitions, to create value for stockholders. The team has experience operating and investing in a wide range of industries, bringing a diversity of experiences as well as valuable expertise and perspective.

Cautionary Statement Regarding Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak II and Navitas caution you that the forward-looking statements contained in this press release are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in the Registration Statement filed with the SEC and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this press release. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. The Registration Statement has been cleared by the SEC, and a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Contact Information

For Navitas

Media

Graham Robertson, CMO Grand Bridges

Graham@GrandBridges.com

Investors

Stephen Oliver, VP Corporate Marketing & Investor Relations

ir@navitassemi.com

For Live Oak II

Adam J. Fishman, Managing Partner

afishman@liveoakmp.com